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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Received
FEB 28 2018
WASH, D.C.

SEC FILE NUMBER
8-38377

PUBLIC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TFS SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 NEWMAN SPRINGS ROAD
(No. and Street)

LINCROFT	NEW JERSEY	07738
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS P. HYLAND (732)758-9300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLLAND & COMPANY
(Name – *if individual, state last, first, middle name*)

411 POMPTON AVENUE	CEDAR GROVE	NJ	07009
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

ay c 6/12/18

OATH OR AFFIRMATION

I, THOMAS P. HYLAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TFS SECURITIES, INC., as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA AVILIO-MEYER
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES JUNE 9, 2021

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TFS SECURITIES, INC.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2017

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statements	3-8

HOLLAND & COMPANY

Certified Public Accountants

411 POMPTON AVENUE
CEDAR GROVE, NEW JERSEY 07009

RICHARD K. HOLLAND, CPA/PFS
WILLIAM S. LOCKWARD, CPA
DANIEL R. HOLLAND, CPA

(973) 857-0666
FAX (973) 857-7135

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of TFS Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TFS Securities, Inc. (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Holland & Company

We have served as TFS Securities, Inc.'s auditor since 1989.

Cedar Grove, New Jersey
February 27, 2018

TFS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and Cash Equivalents	$	599,300
Deposit: NASD/CRD Acct		3,103
Deposit: Clearing Broker-Dealer		50,000
Commission/Concessions Receivables		1,777,021
Receivables from Representatives, (net of allowance for doubtful accounts of $3,356.		36,302
Total Assets	$	2,465,726

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts Payable	$	36,898
Employee Benefits & Payroll Taxes Payable		6,321
Commissions Payable		1,719,548
Accrued Expenses		9,779
Other Liabilities		12,266
Total Liabilities		1,784,812
Stockholders' Equity		
Common Stock - No par value		
1,000 share authorized		
804 shares issued and outstanding		80,400
Additional Paid in Capital		170,000
Retained Earnings		430,514
Total Stockholders' Equity		680,914
Total Liabilities and Stockholders' Equity	$	2,465,726

*The accompanying notes are an integral part of these financial statements.

TFS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 1-*Organization and Nature of Business*

TFS Securities, Inc. (the Company) was incorporated under the laws of the State of New Jersey on June 29, 1987. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a closely held corporation, operates with several hundred representatives mostly located throughout the State of New Jersey, New York and Pennsylvania. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory. The Company is a Non-carrying broker-dealer; the Company does not clear customer transactions, carry customer accounts, or hold custody of customer cash or securities. Customers are located in states in which the Company is registered. The broker-dealer's primary source of revenue is providing brokerage services to customers, who are predominately small and middle-market businesses and middle and high-income individuals.

Note 2-*Significant Accounting Policies*

Basis of Accounting
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which require the use of the accrual method of accounting. Under this method, revenues are recognized when earned and expenses are recognized when incurred.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents are defined as highly liquid investments, consists of cash and money market fund investments with an original maturity of three months or less when acquired.

Concentration of Credit Risk
The Company maintains its cash balances at financial institutions, which may at times exceed amounts insured by the Federal Deposit Insurance Corporation (FDIC). At December 31, 2017, the Company had cash deposits totaling $349,300 in excess of amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in their cash accounts and believes it is not subject to any significant credit risk on cash.

Deposit – Clearing Broker-Dealer
The Company maintains a deposit account amounting to $50,000 with its clearing broker-dealer (Pershing LLC) (agent) pursuant to a Clearing Agent Agreement. The Deposit: Clearing Broker-Dealer account has been included as an allowable asset in the calculation of the Company's net capital.

Note 2-*Significant Accounting Policies-continued*

Commissions/Concessions Receivable
The Company has commission/concession receivables related to commissions earned from the sale of investment and insurance products with Broker Dealers and clearing organizations, including mutual funds, insurance companies and others. The receivables primarily composed of amounts due to the Company for asset-based fees and fees for the commissions earned on sales of investment vehicles, not from transactions directly with their clients. TFS may reserve for uncollectible accounts based on the aging analysis and estimated collectability of those receivables. No reserve was recorded at December 31, 2017 based on the collection of all receivables within 60 days.

Receivables from Representatives
The Company has receivables from Representative related to either fees due to the Company for fees paid by the Company for the representatives or Commissions paid to the Representatives that were incorrect and the Representatives have agreed to pay back to the Company. Uncollectible receivables from representatives are charged to operations during the period they are determined to be uncollectible. The Company collected $ 2,290 in previously written off receivables during 2017. It is management's policy to review the outstanding receivables from representatives and write-off any uncollectible accounts as they arise, which is not materially different from an allowance method. The Receivables from Representatives account has been included as a non- allowable asset in the calculation of the Company's net capital.

Property and equipment
Property and equipment are stated at cost. Maintenance and repairs are expensed as incurred and additions and expenditures that increase asset values and extend useful lives are capitalized. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

The Company evaluates long-lived assets held and used by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected undiscounted future cash flows from the use and disposition of the asset is less than its carrying amount. Generally, the amount of impairment loss is measured as the difference between the carrying amount of the asset and the estimated fair value of the asset. The Company did not record an impairment loss during the year ended December 31, 2017.

Commissions Payable
The Company has commissions payables related to commissions earned from the sale of investment and insurance products with Broker Dealers and clearing organizations, including mutual funds, insurance companies and others to the investment representatives that are under contract with the Company.

Transactions
The Company buys and sells securities for customers by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully disclosed basis.

In the normal course of its securities brokerage business, the Company's customer activities involve the execution, settlement, and financing by the clearing broker-dealer of various customer securities transactions. These activities may expose the Company to off-balance

Note 2-*Significant Accounting Policies-continued*

Transactions-continued
sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's policy is ordinarily not to execute security transactions unless the customer is able to fulfill its contracted obligations.

Revenues from Sale of Investment Company shares
Revenues from the sale of Investment Company shares recorded on a trade-date basis.

Fees for Account Supervision, Investment Advisory and Administrative Services
The Company earns investment management and advisory fees under investment advisory services agreements that provide for fees based on a percentage of the assets under management. Fees under advisory services agreements are principally received quarterly in advance and are recognized as revenue on a prorated basis over the term of the contract.

Trail commissions related to previous sales of insurance contracts are recognized in the period to which they relate. Other fees are recognized when services are provided.

The Company receives service and distribution fees "12b-l" from various mutual funds in which the Company's clients have invested. The Company recognizes income monthly as the fees are earned and paid out on average balances.

Commissions from Securities
Commissions from Securities recorded on a trade-date basis. Customer Securities transactions are executed and cleared by an independent clearing broker on a fully disclosed basis.

Advertising Costs
Advertising and direct marketing costs are expensed as incurred and totaled $4,800 for the year ended December 31, 2017.

Income Taxes
The Company has elected by consent of its shareholders to be taxed under the provisions of subchapter S of the Internal Revenue Code. Accordingly, no provisions or liability for Federal income taxes is reflected in the accompanying statements. Instead, the shareholders are liable for individual Federal income taxes on their respective share of the Company's taxable income.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

The Company files income tax returns in the U.S. federal jurisdiction and the States of New Jersey, New York and North Carolina. The Company's federal income tax returns for tax years 2014 and beyond remain subject to examination by the Internal Revenue Service. The Company's New Jersey tax years 2013 and beyond remain subject to examination by the NJ Division of Taxation. The Company's New York and North Carolina tax years 203 and beyond remain subject to examination by their tax authorities.

Note 2-*Significant Accounting Policies-continued*

Income Taxes-continued
The Company did not have unrecognized tax benefits as of December 31, 2017 and does not expect this to change significantly over the next twelve months as a result of its S-election status.

Statement of Cash Flows:
For the purpose of the statement of cash flows, the company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3-*Related party transactions and commitment*

The Company maintains an expense-sharing agreement with a corporation that is owned by its shareholders under which the Company is required to reimburse the related party for its allocable hare of expenses. For the year ended December 31, 2017, the related corporation allocated $360,000 of expenses to the Company. Amounts allocated by related corporation and charged to the Company have been classified in the accompanying statement of income based on their natural classification, including rent.

As a result of the expense-sharing agreement with the related party, a payable to the related party is booked on the first of each month, and paid to the related party in the same month. As of December 31, 2017, there was $0 due to the related party for the expense-sharing agreement.

The Company also pays the same corporation through common ownership a management fee. The management fee totaled $1,860,242 for the year ended December 31, 2017. These management fees represented two sets of payments to the related entity. The first set of payments are for marketing and marketing overhead costs that the related entity pays for. The amount paid to the related entity for these costs totaled $1,120,242 for 2017. These amounts are determined as a percentage of certain registered representative's commissions earned and paid after each commission payment cycle throughout the year to the related entity. The second element of the management fees paid to the same related entity during the year ended December 31, 2017 totaled $740,000. These payments are for expenses incurred by the related entity for management overhead costs, which can vary from month to month and year to year. The amount charged to the Company is determined by and at the discretion of the related entity. At December 31, 2017 the related entity was due $ 0 for the management fees at December 31, 2017.

Note 4-*Pension Plan*

The Company has established a SIMPLE IRA retirement plan for its employees. An employee is eligible to participate in any calendar year if he or she received at least $5,000 of compensation during each of the two preceding calendar years. The Plan must permit each eligible employee to elect to have the employer make payments to the SIMPLE IRA account. An employee may terminate participation in the SIMPLE IRA plan at any time during the calendar year.

The Company must match the elective contribution of the employee in an amount not exceeding 3% of the employee's compensation. The Company's matching 3% expense for 2017 was $13,617.

Note 5-*Commitments and Contingent Liabilities*

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. Management evaluates each contingent matter separately. Management establishes reserves for these contingencies at its "best estimate", or, if no one number within the range of possible reserve at the low end of the range of losses. At December 31, 2017 the Company is a defendant in an arbitration seeking reimbursement of losses in client account. Management of the Company, after consultation with legal counsel, believes that the resolution of the arbitration lawsuits will not result in any material adverse effect on the Company's financial position. In August of 2017, the Company established a reserve for the contingency of $10,000 and this amount is included in its Other Liabilities as of December 31, 2017.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 6-*Financial Instruments*

Fair Value of Financial Instruments
The financial instruments of the Company are reported in the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Financial Instruments with Off-Balance-Sheet Risk
In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains deposits at banks in excess of federally insured limits. The Company has a policy of monitoring, as considered necessary, the creditworthiness of the banks.

Note 7-*Guarantees*

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts
The Company has not entered into any derivative contracts that meet the accounting definition of a guarantee under FASB ASC 460.

Note 9-*Net Capital Requirements*

The Company is subjected to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1.

At December 31, 2017, the Company had net capital of $408,175, which was $348,682 in excess of its required net capital of $118,988. The Company's net capital ratio was 3.39 to 1 at December 31, 2017.

Note 10-*Regulatory Matters*

The Company operates in a highly regulated industry. Applicable laws and regulations, among other matters, restrict permissible activities and investments and require compliance with various financial and customer-related protections. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of the regulated entity where the agencies determine, among other matters, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

Note 11-*New Accounting Pronouncements*

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" which outlines a single model for entities to use in accounting for revenue recognition arising from contracts with customers while expanding the disclosure requirements associated with such revenue recognition. In the future, the Company believes the recognition and timing of future revenue streams to be similar to those currently being recognized. As such, the Company believes the impact of adoption will be immaterial to future financial statements.

Note 12-*Subsequent Events*

The Company has evaluated subsequent events occurring after the balance sheet date through the date the financial statements are issued. Based on this evaluation, the Company has determined that no subsequent events have occurred, which require recognition or disclosure in the financial statements.

On January 19, 2018 the Company reached a signed settlement agreement with the one arbitration case against them. The agreed-upon settlement amount was $10,000, which was the exact amount of the Reserve the Company setup for and included in their Other Liabilities at December 31, 2017.